Exhibit 99.1

AutoChina International Cancels Three-for-Two Stock Split

AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that FINRA’s Department of Operations has denied the Company’s request to process the three-for-two stock split in the form of a stock dividend, which was previously announced on January 27, 2012. As a result, AutoChina has determined not to proceed with the stock split. As of April 2, 2012, AutoChina had 23,538,919 million shares outstanding. FINRA’s denial and the Company’s determination to cancel the stock split did not impact the previously announced one-time special cash dividend in the amount of $0.25 per share, which was paid on February 15, 2012, to holders of record as of February 8, 2012.

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li. The Company owns and operates 506 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

Contacts:

AutoChina International Limited

Jason Wang

Chief Financial Officer

858-997-0680 / jcwang@autochinaintl.com

or

Investor Relations

The Equity Group Inc.

Carolyne Yu

Account Executive

212-836-9610 / cyu@equityny.com

Adam Prior

Vice President

212-836-9606 / aprior@equityny.com